Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

October 2019

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated October 11, 2019, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: October 11, 2019	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

The Hague – October 11, 2019

Thomas Wellauer to join Aegon’s Supervisory Board; Robert Dineen steps down

Aegon announces that Thomas Wellauer will be nominated for appointment to the Supervisory Board for a four-year term. Robert W. Dineen has decided to step down as member of the Supervisory Board in light of his appointment as Non-Executive Chairman of First Eagle, a U.S. investment manager.

Mr. Wellauer (1955) has been selected because of his international experience in the insurance industry, most recently as Chief Operating Officer of Swiss Re, a global reinsurance company. The proposal for appointment of Mr. Wellauer has been approved by the Dutch Central Bank (DNB), and will be submitted for approval at the next AGM on May 15, 2020.

“We would like to welcome Thomas to the Supervisory Board and look forward to working with him. His international experience and in-depth knowledge of the insurance industry will be of great value to the board”, said William Connelly, chairman of Aegon’s Supervisory Board.

Mr. Dineen is stepping down as of today. He was first appointed to Aegon’s Supervisory Board in May 2014 and was reappointed in 2018. Most recently Mr. Dineen served as member of the Remuneration Committee and the Risk Committee.

William Connelly: “We would like to thank Robert for his contribution to the Supervisory Board and its various committees. He brought valuable insights based on his extensive experience in the financial industry”.

Profiles of individual members of Aegon’s Supervisory Board and information about the composition of the Board are available on www.aegon.com.

About Aegon

Aegon’s roots go back 175 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information on aegon.com.

Contacts
Media relations	Investor relations
Dick Schiethart	Jan Willem Weidema

+31(0) 70 344 8821	+31(0) 70 344 8028
dick.schiethart@aegon.com	janwillem.weidema@aegon.com

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